Filed Pursuant to 424(b)(4)
Registration No. 333-259477
18,645,602 Shares

Academy Sports and Outdoors, Inc.
Common Stock

The selling stockholders named in this prospectus are offering 18,645,602 shares of common stock of Academy Sports and Outdoors, Inc. We will not receive any proceeds from the sale of our common stock by the selling stockholders.
Our common stock is listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “ASO.” On September 13, 2021, the closing sales price of our common stock as reported on the Nasdaq was $46.16 per share.
Subject to the completion of the offering, we intend to concurrently repurchase from the underwriters, out of the aggregate 18,645,602 shares of our common stock that are the subject of the offering, a number of shares (rounded down to the nearest whole share) having an aggregate purchase price of up to $200 million. The price per share to be paid by us will equal the price at which the underwriters will purchase the shares from the selling stockholder in the offering. The offering is not conditioned upon the completion of the share repurchase.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Underwriting Discounts and Commissions(2)(3)	Proceeds to the Selling Stockholders
Per Share	$44.75	$1.230625	$43.519375
Total	$834,390,689.50	$22,945,743.96	$811,444,945.54
(1)
The public offering price for the 14,145,602 shares offered to the public was $44.75 per share. The price for the 4,500,000 shares we intend to repurchase from the underwriters was $43.519375 per share.

(2)
The underwriting discount for the 14,145,602 shares offered to the public was $1.230625 per share. No underwriting discount or commissions will be paid to the underwriters with respect to the 4,500,000 shares we intend to repurchase.

(3)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.
The underwriters expect to deliver the shares on or about September 17, 2021.
Bookrunners
Credit Suisse	KKR	J.P. Morgan	BofA Securities
The date of this prospectus is September 14, 2021.

You should rely only on the information contained, or incorporated by reference, in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. None of us, the selling stockholders or the underwriters have authorized anyone to provide you with different information. The information contained, or incorporated by reference, in this prospectus or any free writing prospectus prepared by us or on our behalf is accurate only as of their respective dates, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock.
For investors outside the United States: the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. None of us, the selling stockholders or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.
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INDUSTRY AND MARKET DATA
Within this prospectus and the documents incorporated by reference herein, we reference information and statistics regarding the sporting goods and outdoor recreation retail industries. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources, including Allied Market Research and Sporting Goods Intelligence, Inc. Some data and other information contained, or incorporated by reference, in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal company research, surveys and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research, surveys and estimates are reliable, such research, surveys and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus and “Risk Factors” in our Annual Report (as defined herein) incorporated by reference in this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included, or incorporated by reference, in this prospectus, and estimates and beliefs based on that data may not be reliable. None of us, the selling stockholders and the underwriters can guarantee the accuracy or completeness of any such information contained, or incorporated by reference, in this prospectus.
TRADEMARKS, TRADENAMES, SERVICE MARKS AND COPYRIGHTS
We own and license a number of registered and common law trademarks and pending applications for trademark registrations in the United States, primarily through our subsidiaries, including, for example: Academy Sports + Outdoors®, Magellan Outdoors®, BCG®, O’rageous® and Outdoor Gourmet®. Unless otherwise indicated, all trademarks appearing in this prospectus are proprietary to us, our affiliates and/or licensors. This prospectus and the documents incorporated by reference herein also contain trademarks, tradenames, service marks and copyrights of other companies, which are the property of their respective owners. Solely for convenience, certain trademarks, tradenames, service marks and copyrights referred to in this prospectus (or in documents incorporated by reference herein) may appear without the ©, ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames, service marks and copyrights. We do not intend our use or display of other parties’ trademarks, tradenames, service marks or copyrights to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

BASIS OF PRESENTATION
Certain Definitions
The following terms are used in this prospectus unless otherwise noted or indicated by the context:
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“2015 Term Loan Facility” means our senior secured term loans facility due July 2, 2022, which was repaid in full on November 6, 2020 with the net proceeds from the 2027 Notes and the Term Loan Facility, together with cash on hand;

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“2021 Vesting Event” means the vesting event that occurred in connection with the secondary offering of our shares of common stock in May 2021 which resulted in a reduction of KKR’s ownership interest in the Company, as described under Note 1 to our financial statements included in our Q2 Quarterly Report incorporated by reference herein;

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“2027 Notes” means our 6.00% senior secured notes due November 15, 2027, as described under Note 4 to our audited consolidated financial statements in our Annual Report incorporated by reference herein;

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“ABL Facility” means our senior secured asset-based revolving credit facility, as described under Note 4 to our audited consolidated financial statements in our Annual Report incorporated by reference herein;

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“Academy,” “Academy Sports + Outdoors,” the “Company,” “we,” “us” and “our” refer to, (1) prior to October 1, 2020, New Academy Holding Company, LLC, a Delaware limited liability company and the prior parent holding company for our operations, and its consolidated subsidiaries; and (2) on and after October 1, 2020, Academy Sports and Outdoors, Inc., a Delaware corporation and the current parent holding company for our operations, and its consolidated subsidiaries;

•	“Adviser” means Kohlberg Kravis Roberts & Co. L.P.;
•	“Annual Report” means our Annual Report on Form 10-K for the fiscal year ended January 30, 2021, filed on April 7, 2021;
•	“Average order value” means in-store and e-commerce merchandise sales divided by the number of sales transactions, which indicates the average amount of a sales receipt;
•	“BOPIS” means our buy-online-pickup-in-store program;
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“Comparable sales” means the percentage of period-over-period net sales increase or decrease, in the aggregate, for stores open after thirteen full fiscal months as well as for all e-commerce sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business—Comparable Sales” in our Annual Report incorporated by reference herein. There may be variations in the way in which some of our competitors and other retailers calculate comparable sales. As a result, data included, or incorporated by reference, in this prospectus regarding our comparable sales may not be comparable to similar data made available by other retailers;

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“footprint” means, in the aggregate, the geographic locations where our stores are located. As of the date of this prospectus, our stores are located in the following states: Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, Oklahoma, South Carolina, Tennessee and Texas;

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“full-line sporting goods and outdoor recreation retailers” means: retailers who offer all three of the following categories, across all price points and brands (i) sporting goods (e.g., team and individual sports, footwear/apparel, fitness), (ii) outdoor goods (e.g., hunting gear, fishing rods, outdoor cooking, camping), and (iii) recreation goods (e.g., pools, backyard living, bikes). Among the current full-line sporting goods and outdoor recreation retailers in the United States, management has determined that the Company is one of the leading full-line sporting goods and outdoor recreation retailers because its annual revenue in each of the years from 2014 to 2020 is the second highest;

•	“IPO” means the initial public offering of our common stock, which closed on October 6, 2020;

•	“KKR” means, collectively, investment funds and other entities affiliated with Kohlberg Kravis Roberts & Co. L.P.;
•	“KKR Stockholders” means, collectively, investment entities owned by KKR;
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“largest value-oriented sporting goods and outdoor recreation retailer in the country” refers to management’s determination of the Company’s comparative position based upon (i) the Company’s competitive pricing index, which illustrates the Company’s prices are lower on average compared to those full-line sporting goods and recreational retailers with higher annual revenue, and (ii) the Company’s 2019 and 2020 customer surveys, which indicate that customers perceive the Company as being more value-oriented than all of the other full-line sporting goods and recreation retailers;

•	“mature stores” means stores that have been in operation for longer than four years;
•	“number of sales transactions” means total quantity of sales transactions generated, whether in-store or online;
•	“owned brands” means our private label brands, which include both our own brands, as well as brands we license under exclusive license contracts;
•	“Proxy Statement” means our Proxy Statement on Schedule 14A for our 2021 Annual Meeting of Stockholders filed on April 23, 2021;
•	“Q2 Quarterly Report” means our Quarterly Report on Form 10-Q for the quarter ended July 31, 2021, filed on September 9, 2021; and
•	“Term Loan Facility” means our senior secured term loan facility, as described under Note 4 to our audited consolidated financial statements in our Annual Report incorporated by reference herein.
Presentation of Financial Information
Academy Sports and Outdoors, Inc. conducts its operations through its subsidiaries, including its indirect subsidiary, Academy, Ltd., an operating company which is doing business as “Academy Sports + Outdoors.”
We operate on a retail fiscal calendar pursuant to which our fiscal year consists of 52 or 53 weeks, ending on the Saturday closest to January 31 (which such Saturday may occur on a date following January 31) each year. References to any “year,” “quarter,” “half” or “month” mean “fiscal year,” “fiscal quarter,” “fiscal half year” and “fiscal month,” respectively, unless the context requires otherwise. References to “2017,” “2018,” “2019,” “2020” and “2021” relate to our fiscal years ended February 3, 2018, February 2, 2019, February 1, 2020, January 30, 2021 and January 29, 2022, respectively, unless the context requires otherwise.
Numerical figures included, or incorporated by reference, in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

NON-GAAP FINANCIAL MEASURES
This prospectus and the documents incorporated by reference herein contain “non-GAAP financial measures,” which are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP. Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA,” “Adjusted Net Income” and “Adjusted Free Cash Flow.”
Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow have been presented in this prospectus and the documents incorporated by reference herein as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe Adjusted EBITDA and Adjusted Net Income assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA and Adjusted Net Income are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management believes Adjusted Free Cash Flow is a useful measure of liquidity and an additional basis for assessing our ability to generate cash. Management uses Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures.
Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance or net cash provided by operating activities as a measure of liquidity, or any other performance measures derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of, our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary—Summary Historical Consolidated Financial and Other Data.”
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SUMMARY
This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference herein from our filings with the SEC listed under “Incorporation by Reference.” This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should carefully read this entire prospectus and the information incorporated by reference in this prospectus, including any free writing prospectus prepared by us or on our behalf, including the sections entitled “Risk Factors” and “Forward-Looking Statements” included elsewhere in this prospectus and “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto in our Annual Report incorporated by reference herein, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.
Who We Are
Academy Sports + Outdoors is one of the leading full-line sporting goods and outdoor recreation retailers in the United States. We estimate that we served approximately 30 million unique customers and completed approximately 80 million transactions in 2020 across our seamless omnichannel platform and highly productive stores, resulting in net sales of $5.7 billion and making us the largest value-oriented sporting goods and outdoor recreation retailer in the country. We have continually increased our market share by expanding our leadership in fast-growing merchandise categories and offering a broad, value-oriented assortment with deep and localized customer connections.
We believe the following key attributes differentiate us from our competitors:
•	Value-based assortment that enables our customers to participate and have fun, no matter their budget.
•	Broad assortment that extends beyond sporting goods and apparel to outdoor recreation.
•	Emerging, rapidly growing and profitable omnichannel strategy that leverages our strong BOPIS and shipping fulfillment capabilities.
•	Strong customer loyalty, with opportunities to increase penetration in existing markets.
•	Regional focus in the southern United States with a strong and growing presence in six of the top 10 fastest-growing Metropolitan Statistical Areas (“MSAs”).
•	Core customers comprising active families that we support with one-stop shop convenience.
•	Significant whitespace opportunity for both in-fill and adjacent geographies and new markets.
•	Strong financial profile with accelerating performance and attractive cash flow generation.
Originally founded in 1938 as a family business in Texas, we have grown to 259 stores across 16 contiguous states. Our mission is to provide “Fun for All” and we fulfill this mission with a localized merchandising strategy and value proposition that deeply connect with a broad range of consumers. Our product assortment focuses on key categories of outdoor, apparel, sports & recreation and footwear (representing 35%, 25%, 22% and 18% of our 2020 net sales, respectively) through both leading national brands and a portfolio of 19 owned brands, which go well beyond traditional sporting goods and apparel offerings.
Our retail locations range in size from approximately 40,000 to 130,000 gross square feet, with an average size of approximately 70,000 gross square feet, and have no mall exposure. Our box size and layout create a spacious in-store experience for the current shopping environment and easily accessible front of store checkout that drives efficiency for our BOPIS and curbside pickup customers. Our stores are supported by over 22,000 knowledgeable team members offering a high-touch service element. Our stores have remained open during the COVID-19 pandemic as a result of our essential product offering and enhanced safety measures, resulting in continued market share gains and greater visibility in newer markets to the Academy brand and increased community connections. We operate three distribution centers that service our stores and our growing e-commerce platform, which reaches 47 states today. We have significant new store whitespace and our disciplined approach to store openings has allowed most stores to achieve profitability within the first twelve months of opening a store.

We are active members of the communities in which we operate. Our long-time customers have grown up with the Academy brand over time and pass their passion for us on to the next generation, enabling us to benefit from strong customer loyalty and shopping frequency in our embedded regional markets.
Our broad assortment appeals to all ages, incomes and aspirations, including beginning and advanced athletes, families enjoying outdoor recreation and enthusiasts pursuing their passion for sports and the outdoors. We enable our customers to enjoy a variety of sports and outdoors activities, whether they are trying out a new sport, tailgating for a sporting event or hosting a family barbecue. We enhance our customers’ shopping experience through our knowledgeable and passionate team members and value-added store services, making us a preferred, one-stop shopping destination. We carefully tailor our products and services to meet local needs and offer our customers memorable experiences that help us maintain lasting emotional connections with our loyal customer base and the communities we serve.
We sell a range of sporting and outdoor recreation products. Our strong merchandise assortment is anchored by our broad offering of year-round items, such as fitness equipment and apparel, work and casual wear, folding chairs, wagons and tents, training and running shoes and coolers. We also carry a deep selection of seasonal items, such as sports equipment and apparel, seasonal wear and accessories, hunting and fishing equipment and apparel, patio furniture, trampolines, play sets, bicycles and severe weather supplies. We provide locally relevant offerings, such as crawfish boilers in Louisiana, licensed apparel for area sports fans, baits and lures for area fishing spots and beach towels in coastal markets. Our value-based assortment also includes exclusive products from our portfolio of 19 owned brands. Nearly 20% of our 2020 sales were from our owned brands, such as Magellan Outdoors and BCG, which offer a distinct offering to our customers and approximately 56% of our customers purchased an owned brand item from us in 2020. Our merchandising creates a balanced sales mix throughout the year with no single season accounting for more than 28% of our annual sales.
Our stores deliver industry-leading unit sales and profitability, including 2020 net sales per store of $22.0 million, average total sales per square foot of $311, and average EBITDA per store of $2.3 million. Our customers love the Academy store shopping experience because they are able to easily find, learn about, feel, try on and walk out with their favorite items. Our one-stop, convenient store layout, together with our highly trained team members offering value-added customer services, drive strong and consistent store foot traffic and transaction volume, with our average customers visiting our stores two to three times per year and our best customers visiting our stores nine times per year. The majority of our stores are located in high-traffic shopping centers, while none of the stores are located in, or anchored to, malls.
Our emerging, profitable e-commerce platform that leverages our strong BOPIS and shipping fulfillment capabilities has achieved year-over-year sales growth of 138% and 8% during 2020 and 2019, respectively. Our e-commerce sales represented 10.4% and 5.1% of our merchandise sales in 2020 and 2019, respectively. We are deepening our customer relationships, further integrating our e-commerce platform with our stores and driving operating efficiencies by developing our omnichannel capabilities. Our BOPIS program, launched in 2019, allows customers to place an order on our website and pick up their product at a desired location, either in-store or curbside. Our website also serves as a platform for marketing and product education, enhancing our customer experience and driving traffic to our stores. Our website is introducing new customers to the Academy brand, with approximately 39% of our e-commerce sales during 2020 coming from new households.
We serve our communities by supporting events, programs and organizations that help make a positive impact, including the sponsorship of over 1,500 local sports teams. We promote and encourage safety and responsibility, so that everyone can feel confident and comfortable doing what they love, by offering products and information that enable our customers to be smart, responsible and safe. We have a long history of providing essential products for crisis preparedness and have helped our communities, customers and team members through various natural disasters and crises.
We finished 2020 with approximately $5.7 billion in sales, $308.8 million of net income and $607.0 million in Adjusted EBITDA. Although comparable sales were negative for 2017, 2018 and 2019, as of the end of the fourth quarter of 2020, we have seen six consecutive quarters of positive comparable sales and Adjusted EBITDA growth. We earned net income of $308.8 million, $120.0 million and $21.4 million during 2020, 2019 and 2018, respectively. See “—Summary Historical Consolidated Financial and Other Data” for definitions of Adjusted EBITDA and Adjusted Free Cash Flow and reconciliations of Adjusted EBITDA to net income and Adjusted Free Cash Flow to net cash provided by operating activities.

Our Performance Improvement Initiatives
We have made significant progress on several key performance improvement initiatives that drove positive comparable sales and Adjusted EBITDA growth in the last six consecutive quarters ended January 30, 2021, and created a foundation for our future growth. These key initiatives include:
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Strengthened leadership team – Our leadership team comprises nine highly experienced and proven individuals, seven of whom joined Academy since 2017, led by our Chief Executive Officer and including our Chief Financial Officer, Chief Merchandising Officer, EVP of Retail Operations, SVP of Logistics and Supply Chain, SVP of Omnichannel, and Chief Information Officer. Our leadership team also recently demonstrated its ability to adapt, operate and gain market share and new customers during the most challenging of retail environments, including its ability to safely operate our stores and distribution centers, source and deliver our merchandise, and manage our liquidity and expenses in all elements of our business during the COVID-19 pandemic.

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Build omnichannel – After investing approximately $50 million in our omnichannel capabilities from 2017 through 2019, we launched several new omnichannel initiatives in 2019, including our BOPIS program, ship-to-store program and new website design, content and functionality. Our mobile app, which launched in the second quarter of 2021, also supports our stores with digital marketing and our BOPIS and ship-to-store programs. While still early in our omnichannel strategy, we have built a profitable omnichannel business that is poised for continued growth and improvement of capabilities.

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Localized merchandising – Since 2018, we improved the localization of our assortment across selected inventory offerings. This initiative resulted in an improved customer shopping experience and increased sales.

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Category focus – In 2019 and continuing into 2020, we improved and focused our assortments in priority product categories, such as team sports, fishing and outdoors, while exiting certain other product categories, such as luggage, electronics and toys, that were less profitable or unprofitable, slower moving, and not core to our sporting goods and outdoor offering.

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Enhance store optimization – We leverage technology to enable our store team members to better manage, prioritize and reduce tasks to give them more time to engage in customer service, thereby increasing our productivity and sales conversion.

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Digital marketing program – During the last two years, we shifted our primary marketing focus from print to digital marketing. Our improved website also supports our stores with digital marketing and our BOPIS program. Each of these initiatives has given us a closer connection with our customers.

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Implement loyalty program – We launched the Academy Credit Card program in May 2019, which constituted approximately 4.5% of 2020 net sales. Academy Credit Card represents a significant opportunity to build customer loyalty, as our Academy Credit Card customers both spend more per trip and visit our stores more often.

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Programmatic inventory management – We implemented a new disciplined price markdown strategy that has improved our margins and inventory management, as well as a new merchandise planning and allocation system that enables us to target inventory by store market to allow us to localize our offerings and sizes. This along with automated inventory ordering drove a significant amount of our margin expansion and improved inventory turns from 2.84x in 2019 to 3.89x in 2020.

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Develop small box format – We opened our first small format store (approximately 40,000 square feet) in Dallas, Texas in 2019. We believe this new smaller format store allows us to open new stores in urban and less dense areas. During 2020, this smaller format store experienced approximately 28% higher sales per square foot and 37% higher inventory turns than the average of all Academy stores, the latter of which had $311 sales per square foot and 3.89x inventory turns. We evaluate performance inclusive of store sales, as well as BOPIS sales and other fulfilled sales from the location.

More recently, as a result of the COVID-19 pandemic, consumers are spending more time at and around home engaging in recreation and leisure activities that include our key categories. The outdoor recreation industry, in particular, has tailwinds arising out of the COVID-19 pandemic, as indicated by a survey from Civic Science, stating 49% of Americans expect to be doing more outdoor recreational activities in the future in order to facilitate social distancing. We expect that this will continue throughout the duration of the pandemic and will result in a long-term increase to our customer base. The industry has seen unprecedented increases in participation across several categories which we consider to be some of our “power categories.” This includes camping/hiking/kayaking, fitness, running and team sports, which saw participation increases of 9%, 4%, 3% and 2%, respectively, from 2015 to 2019. According to Allied Market Research, sales growth from 2019 through 2027 in categories we participate, such as outdoor, team sports, apparel and footwear, is expected to grow approximately 6% per annum. We have invested in and built our operating platforms over the last several years and, coupled with our product offering and accessible stores, have laid the foundation for our future growth and success in this environment. It is difficult to ascertain with precision what portion of our increased comparable sales during 2020 is attributable to the increase in e-commerce sales due to the COVID-19 pandemic as compared to the impact of the business improvements described above.
Our Industry
We compete in a $110 billion fragmented market of retailers that sell sporting goods, outdoor recreation products, fan shop, apparel, footwear and other nontraditional sporting goods and general merchandise, such as casual and work apparel, barbecue and cooking equipment, patio furniture, outdoor games, severe weather supplies and pet care. The retail business is highly competitive based on many variables including price, product assortment, customer service, omnichannel experience and store locations.
The retail sporting goods and outdoor recreation retail industry comprises six principal categories of retailers:
•	Mass general merchants
•	Large format sporting goods stores
•	Traditional sporting goods stores
•	Specialty outdoor retailers
•	Specialty footwear retailers
•	Catalogue & Internet retailers
Our primary competitors are large format sporting goods stores and mass general merchants that offer sporting goods, outdoor recreation products and other lifestyle and recreational merchandise.
The overall U.S. sporting goods and outdoors recreation industry is constantly evolving and demand for certain sports and outdoors recreation goods may increase or decrease depending upon the economics, demographics or popularity of each activity. We monitor local demographics and buying trends and tailor our merchandise assortment to the preferences of the local community. As interests change, our broad selection allows us to adapt to shifts and expand or contract our product mix to meet the changing customer demand. Over the last two years, there have been a number of market trends and tailwinds in our favor. We believe we are well positioned to capture the demand from the rising popularity of fast growing trends, including athleisure wear, insulated coolers and cups and outdoor recreation, such as fishing. Additionally, we benefit from recent shifting of customer spend towards in-home health and wellness and dedicating more time to memory-making experiences. More recently, as a result of the COVID-19 pandemic, consumers are spending more time at and around home engaging in isolated recreation and leisure activities that we support and, we expect that this will continue throughout the duration of the pandemic and will result in a long-term increase in our customer base. The rising popularity in loyalty to premium brands, and importance of experience for customers also serve as constructive tailwinds to our business. We believe we are well positioned to capture an increasing portion of the wallets of important growing demographics, such as female and Hispanic customers.
We have proven to be adaptive through periods of significant industry transformation. As consolidations and e-commerce disruption have threatened and, in some cases, played a role in shutting down some of our peers, we have taken advantage of these changes by taking market share. Our value-based operating strategy and expansive assortment beyond traditional sporting goods, such as our outdoor gear and work wear categories, have been keys to our success, because they provide a one-stop shop for our customers who are searching for assortment, value and convenience.

Our Competitive Strengths
We attribute our success to the following competitive strengths:
Regional leader in growing industry
We are the second largest full-line sporting goods and outdoor recreation retailer in the United States, with 2020 net sales of $5.7 billion. We believe our stores are well positioned geographically, with a strong and growing presence in six of the top 10 fastest-growing MSAs, including Austin, Atlanta, Houston, San Antonio, Dallas and Charlotte. As of January 30, 2021, 29% of our stores are in four of the top five fastest-growing MSAs. This deep penetration of our established markets results in high customer awareness of, and loyalty to, the Academy name and frequent visits to our conveniently located stores.
The size of the sporting goods and outdoor recreation industry was estimated at $110 billion in the United States in 2020, based on SGI Market Facts—Athletic Footwear & Apparel 2020 and SGI Market Facts—Sports Equipment 2020 by Sporting Goods Intelligence, Inc., and it is growing. According to Allied Market Research, sales growth from 2019 through 2027 in categories we participate, such as outdoor, team sports, apparel and footwear, is expected to grow approximately 6% per annum.
Broad assortment and compelling value proposition across the spectrum
We believe we sit in a sweet-spot of consumer demand, offering a broad, value-based assortment of sporting goods and outdoor recreation products, so our customers can participate and have fun, no matter their budget. Sporting goods shoppers consistently rate us as the top retailer for offering sporting and outdoor recreation products for a wide range of customers and being a one-stop shop. We carefully curate our products to provide the right assortment that appeal to beginners, experts, families and casual participants. In May 2020, over one-third of our customers tried a new sport or activity and came to Academy for the products they needed to get started in their new pursuit. We are the largest value-oriented sporting goods and outdoor recreation retailer in the United States. Our sporting goods customers ranked value as the most important driver in deciding where to shop and Academy was rated as the top retailer for value among sporting goods retailers. We maintain our leading value-oriented position by offering customers extensive choices of “good, better and best” merchandise at a range of competitive prices, coupled with convenient omnichannel solutions, a one-stop shopping experience and helpful customer services, such as free assembly of certain products, product demonstrations, hunting and fishing license certifications, fishing line spooling and bulk product carrying out, among others. We offer a price-beat guarantee where, if our customers find a lower price on an identical, in-stock merchandise advertised in print by any local retailer or select online retailers, we will beat that price by 5%. Our effective merchandise mix and compelling value proposition allow us to cater to both the price-conscious shopper, such as the active parent of a household with several children participating in various sports, and the discriminating shopper, such as the hunting and fishing expert. We are for all.
Diversified mix of industry-leading national brands and owned brands
Our access to national brand and owned brand merchandise creates a comprehensive portfolio of value-based and diversified products, spanning various price-points, that differentiates our assortment from our peers. Our category, brand and price-point mix is unique to Academy and difficult to replicate at other retailers. Approximately 80% of our 2020 merchandise sales was comprised of national brand products, with the remainder coming from exclusive products in our portfolio of 19 owned brands. We have minimal product overlap with direct-to-consumer brands and competitors. No single brand we carry accounted for more than 10% of our 2020 sales.
We have premium access to hundreds of well-recognized national brands, such as Nike, Carhartt, adidas, Under Armour, Columbia Sportswear, North Face and Winchester, which are critical to our market penetration. These brands rely on us to broaden their consumer reach, which fosters a mutually beneficial relationship when it comes to pricing and assortment. We play a critical role in delivering customer volume for these brands, especially as mall-based retailers face further headwinds and our industry consolidates. Our national brand assortment spans across each brand’s price spectrum beyond those of our competitors and we expand below the national brand price spectrum by complementing the assortment with our owned brands. As such, we receive favorable product exclusivity from leading suppliers.
Our owned brand portfolio consists of 19 brands, including Magellan Outdoors, BCG, Academy Sports + Outdoors and Outdoor Gourmet. Our owned brand strategy focuses on in-filling categories and price points that our national brand products may not satisfy. Our owned brand offerings support and complement our overall merchandising strategy due to limited price-point overlap with national brands. Our two largest owned brands, Magellan Outdoors and BCG, are among our fastest growing brands, growing year-over-year at 9.1% and 4.0% in 2020, respectively. Additionally, our owned brands generate strong brand equity and drive significant customer loyalty, as several of our exclusive products, such as the Academy-logo folding chair and folding wagon, are top-selling items. Approximately 56% of our customers purchased an owned brand item from us in 2020. Whether it is seeing a row of Academy-branded chairs at a softball game, or individuals wearing Magellan Outdoors shirts around town, our owned brands are worn and used throughout our footprint.
Differentiated in-store experience
Our differentiated in-store experience, convenient locations and our helpful team members ensure that our customers can rely on us on any given day or situation in our region to deliver the right product at a competitive price. We provide a localized in-store experience that allows us to deepen our customer relationships. We tailor our product assortment by store, season and market to enhance year-round profitability. For example, our customers expect us to carry the right baits and lures customized for the local fishing spots, such as heavier selections of saltwater lures in our coastal locations. Stores with different climates and seasonal patterns each receive an assortment that better matches the local conditions. Stores located near a university carry a large selection of that school’s licensed apparel giving them a look and feel of the local bookstore, which appeals to the nearby loyal fans and customers. We consider crawfish cookers to be an absolute necessity for our customers in Louisiana, and beach towels are a stronger seller in coastal markets than they are in inland markets. Our customers often shop our stores for same-day-need purchases, such as before a big game with unexpected weather changes, or to purchase an add-on product that was forgotten on a day trip. We have developed considerable expertise in identifying, stocking and selling a relevant assortment to meet the local needs and demands.
We provide an engaging customer shopping experience that drives customer traffic. Our visual merchandising strategy creates an entertaining and interactive in-store shopping experience for a broad range of shoppers. Our stores generally have consistent store layouts providing our customers with familiarity across our entire store base. Our in-store experience is further enhanced by the value-added customer service delivered by our highly trained and passionate staff. Value-added services we provide include free assembly of certain products, such as bicycles, grills and bows, fitness equipment demonstrations, issuances and renewals of hunting and fishing licenses, fishing line spooling and carrying bulk items to the car, among others. We sell many products, such as baseball bats and gloves, football helmets, fishing rods and reels, fitness equipment and bicycles, that require a “touch and feel” experience, as well as bulky items that would otherwise be difficult or costly to ship. We employ team members who we fondly refer to as our Enthusiasts –passionate local experts who are specially recruited and trained for category-specific positions. Our Enthusiasts use the products they sell and have the first-hand knowledge of the communities they serve, allowing them to advise and equip customers with products that suit the customers’ specific needs and the nuances of the local environment. We believe our stores often serve as gathering spots, as our customers come back to engage with our Enthusiasts to share experiences and obtain further advice and assistance.
Large and loyal customer base
We endeavor to offer products for customers of all ages, incomes and aspirations across sporting and outdoor recreation activities, seasons and experience levels. As such, we have a balanced, year-round business and a large customer base. In 2020, we estimate we served approximately 30 million unique customers and we completed approximately 80 million transactions, resulting in strong household penetration in our core markets.
Our customers love shopping at Academy. Our average customer visits our stores anywhere from two to three times per year and our best customers visit our stores nine times per year. Academy customers are loyal. Based on our customer surveys, approximately 30% of our customers’ annual sporting goods, outdoor and recreation expenditures are made at Academy, in comparison to approximately 20% for our competitors that are large format sporting goods stores and specialty outdoor retailers and their customers. During 2020, we estimate we have gained approximately five million new customers.
While we serve all customers, our core customers are young active families who are driven to have a life full of different sports and outdoors recreation activities. For these customers, fun is forever at their fingertips, and they constantly look for ways to create memories together as a family. Being a conveniently located, value-oriented, one-stop shop for fun merchandise is why these customers love to shop at Academy. When these families shop at Academy, they often split up to find the items for their respective activities and meet back together before checking out. Our core customers are more active shoppers – they shop us more often and are more likely to be omnichannel customers.
Fans and spectators also constitute a large part of our customer base. Academy-branded folding chairs and wagons are frequently spotted at any local sporting or spectator event. We are active members in our communities, sponsoring events for the NCAA Southeastern Conference, local events, such as the Bassmaster Classic fishing tournament, and over 1,500 local sports teams. We also provide an exciting shopping experience for our communities following a major sports title or local team championship, such as a World Series or NCAA football championship, when we extend our local store hours late into the night to celebrate with our customers and meet their immediate need for a championship apparel or gear to display their team pride. These celebrations strengthen customer loyalty.
Highly experienced and passionate senior management team with a proven track record
Our company is led by a highly accomplished senior management team with significant public market experience, a proven track record for driving operational efficiency, and a history of using customer data to improve our customer experience and drive our omnichannel strategy. Our senior management team has an average of over 20 years of retail experience. Seven out of the nine members of our senior management team, including our Chairman, President and Chief Executive Officer, Ken C. Hicks, were hired after early 2017 to lead the development and execution of our strategic growth and initiatives in merchandising, e-commerce and omnichannel, stores, information technology and finance. Together, our senior management has delivered strong results, with six consecutive quarters of positive comparable sales as of the fiscal year ended January 30, 2021, Adjusted EBITDA growth to $607.0 million in 2020, or 88% growth, compared to 2019, and Adjusted Free Cash Flow growth to $978.5 million in 2020 from $196.9 million in 2019.
Strong and adaptive financial performance through economic cycles
We have remained strong and adaptive over the years through a variety of economic cycles, including economic downturns. Our customers are loyal in any economic environment, and we believe they become even more loyal to our compelling value proposition when the economy is challenged, like during the current recessionary environment resulting from the COVID-19 pandemic. We find that customers will continue to pursue their wellness, interests and passions, regardless of the economic backdrop. As a result, we have gained market share during all economic cycles, including during April and May 2020. We attribute this to customers knowing we offer a broad assortment of the items they want during a down cycle at everyday value.
We have consistently demonstrated steady revenue growth, expanded profit margins and disciplined capital expenditures. We generated $5.7 billion in net sales, $308.8 million in net income and $607.0 million in Adjusted EBITDA in 2020. In 2020, we also generated $1,011.6 million of net cash provided by operating activities and $978.5 million in Adjusted Free Cash Flow, while limiting net capital expenditures to $41.3 million. We have reduced our net leverage ratio to 0.7x as of end of 2020 compared to 4.1x and 5.2x as of the end of 2019 and 2018, respectively.
We have a proven store model that has generated strong Adjusted Free Cash Flow, store-level profitability and return on invested capital. All but one of our 222 mature stores (stores opened longer than four years) were profitable on a four-wall basis during the fiscal year ended January 30, 2021 and our new stores have average payback periods of four to five years.
Our Growth Strategy
We are focused on the following four growth drivers:
Leverage technology and content to drive our omnichannel strategy
Our e-commerce sales represented 10.4% and 5.1% of our merchandise sales for 2020 and 2019, respectively. E-commerce sales compared to the same quarter of the prior year increased 406% in the first quarter of 2020, 210% in the second quarter of 2020, 96% in the third quarter of 2020 and 61% in the fourth quarter of 2020. Our goal is to increase our omnichannel penetration quickly and significantly. To meet this goal, since 2011, we have invested $230 million in omnichannel and information technology initiatives to improve our customers’ online experience, with an emphasis on our mobile site and product information content. These investments have resulted in faster load times, more relevant search content, better site design, and a more-streamlined checkout process. We have also invested in omnichannel initiatives, such as BOPIS, curbside pickup and access to store inventory availability online.
Omnichannel offerings are becoming increasingly important, as our customers want options when they shop. During 2020, our omnichannel customers spent 50% more than our store-only customers and 316% more than our online only customers. Since we launched our BOPIS program in 2019, we have seen significant e-commerce penetration that generates higher average order value and incremental in-store purchases. BOPIS orders accounted for 51% of all e-commerce sales during 2020. Our omnichannel platform also offers return-to-store capabilities for online orders, curbside fulfillment, the ability to place online orders in our stores if we are out of stock, and the ability to ship orders placed online from our retail locations. These capabilities help reduce the risk of lost sales and shorten delivery times for online orders while improving inventory productivity. We launched our ship-to-store capabilities in third quarter of 2020, which will continue to give our customers more options on how to shop Academy.
Our website also serves as the gateway to shopping in our stores. These customers leverage our website to learn more about the products and brands we sell, read reviews from other customers, compare prices and ensure their local Academy store has the inventory prior to heading to the store. Our website is also critical to reaching customers outside of our current store footprint. For 2020, we reached approximately 6.3 million unique households in 47 states through ship-to-home orders made through our website. In 2020, 14% of our online transactions were ordered by customers in markets with no Academy stores. Our e-commerce platform’s top ten out-of-store-footprint MSAs include adjacent markets, such as Tampa, Miami and Savannah. As we continue to bolster our omnichannel offerings, we expect to drive traffic to our stores and website and expand our reach beyond our store footprint.
Enhance customer engagement and increase retention
We believe we have a significant opportunity to continue to expand our customer base. Better understanding our customers’ buying trends allows us to better target and cater to our customers. Our robust customer database has approximately 40 million unique customers, and we continue to grow this through increased penetration of e-commerce sales and through the success of our Academy Credit Card program.
We utilize data obtained from our customer relationship management, or CRM, tools and targeted customer surveys. Our CRM tools enable us to create effective customer-targeting strategies. Our current CRM programs focus on welcoming our first-time customers, thanking our big spenders, reactivating our lapsed customers and cross-selling our category customers (including our hunting, sports equipment and recreation categories). With approximately 40 million customers in our database, there is ample opportunity to increase our communication directly with our customers via one-on-one marketing. We are also leveraging the information from our approximately 80 million annual transactions in 2020 to make more informed, localized decisions on promotion, marketing and inventory.
Online transactions are critical to helping us understand and analyze buying patterns. Data collected through our website allows us to personalize promotions for customers and recommend products based on purchase behavior. The Academy Credit Card program also provides data to track our customers’ purchases across all channels, giving us the ability to better serve and target those customers. Launched in May 2019, the Academy Credit Card program constituted approximately 4.5% of our net sales in 2020. We believe our customers are attracted to the Academy Credit Card because of its bank-funded 5% discount on every Academy purchase and free standard shipping on online orders of $15 or more. Academy Credit Card holders are responsible for paying all fees associated with having an Academy Credit Card, including any late fees, and we are responsible for paying all costs associated with shipping online orders of $15 or more purchased with an Academy Credit Card.
We believe we possess a significant amount of high quality customer data, which we can leverage to enhance customer engagement and retention and drive purchase conversion.
Enhance operational excellence
We intend to enhance profitability by improving our operational efficiencies. We will continue to optimize our merchandise presentation through strategic store remodeling and enhanced visual storytelling, improve our inventory management through disciplined pricing markdowns, and augment the customer experience through more efficient queuing and check out procedures.

Much of our margin expansion from 2019 to 2020 can be attributed to our improvements in inventory management. We can improve operations across our organization by optimizing our in-store inventory management and implementing automated re-ordering and labor scheduling. We have deployed several new tools to this end, which will enable us to further improve inventory handling and vendor management. For example, we have implemented third-party programs to analyze our inventory stock throughout the year at every location. This implementation, along with other factors, has allowed us to improve our inventory management in stores, increasing the average inventory turns from 2.84x in 2019 to 3.89x in 2020, and has helped us to identify and exit certain product categories, such as luggage and toys.
We believe we can also enhance store operations through technology and personnel investments that will allow our team members to better manage and prioritize tasks, thereby increasing their productivity and sales conversion. These investments, for example, will reduce administrative tasks to enable more time for engaging in customer service.
Our supply chain initiatives include improving our logistics by leveraging our merchandising planning and assortment capabilities and facilitating product flow through our distribution centers. We use technology to track inventory daily and keep our distribution centers and stores in sync. Our data-driven process allows us to improve communication with our suppliers and ensure we are rightfully equipped with the correct inventory in our regional locations, and has and will continue to help us to identify and exit certain product categories, such as luggage and toys. Although we believe these initiatives have helped us, we experienced a gross margin decline in the first quarter of 2020 as a result of a shift in consumer preferences due to the COVID-19 pandemic and the related increased popularity in our isolated recreation, outdoor and leisure activity products, which are generally lower margin goods.
As our e-commerce sales continue to shift further towards BOPIS and curbside fulfillment, our overall omnichannel platform becomes more profitable, and we expect this trend to continue as we add more omnichannel solutions, such as ship-to-store, and further develop our omnichannel order execution and fulfillment capabilities.
Capitalize on substantial whitespace and in-fill opportunities
We have significant growth opportunities in both our core markets and outside of our footprint. We believe our real estate strategy has positioned us well for further expansion, and our track record has demonstrated that we can open and operate stores profitably. Our disciplined approach to new store openings has allowed most of our stores to achieve profitability within the first twelve months of opening a store. As of January 30, 2021, we had 222 mature stores, and all but one were profitable on a four-wall basis. We expect to open eight to 10 new stores per year starting in 2022, which is similar to our growth rates from 2018 to 2019.
In-fill market opportunity
We classify in-fill markets as regions where we already have a well-established presence. We believe we have an opportunity to expand into surrounding metro areas and more rural locations. Some examples include Dallas/Fort Worth, Atlanta, Raleigh-Durham, Charlotte, New Orleans and Jacksonville. We believe our in-fill opportunity currently includes approximately 120 locations that could accommodate our preferred size of stores in markets we would consider.
Adjacent market opportunity
We consider adjacent markets to include markets that are not fully represented. We believe these regions provide opportunities to expand in metro and rural areas that sit right outside of our current footprint. We believe our adjacent market opportunity currently includes approximately 90 locations that could accommodate our preferred size of stores in markets we would consider.
Greenfield opportunity
Beyond our in-fill and adjacent markets, we believe we have the opportunity to expand across the nation. We currently have store locations in 16 states, which leaves us substantial room for growth beyond our core geographies. We believe our greenfield opportunity currently includes approximately 675 locations that could accommodate our preferred size of stores in markets we would consider.

Significant growth opportunity

The majority of our store expansion is expected to be with our traditional box size of approximately 70,000 gross square feet. We have also recently tested a smaller store format, which is approximately 40% smaller than our average store, that we believe will be advantageous for in-fill markets and other metropolitan areas.
While we will continue to prioritize investments in our existing operations and omnichannel capabilities, we will continue to judiciously expand. We have online delivery capabilities in almost every state and will focus on disciplined new store openings. As we reach into new and existing markets, we expect our omnichannel platform to lead the way in our geographic expansion.
Recent Developments
Cessation of Controlled Company Status
On April 12, 2021, certain of our stockholders completed a sale (the “April 2021 Sale”) of 9,000,000 shares of our common stock pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). As a result of the April 2021 Sale, we are no longer a “controlled company” within the meaning of the listing rules of Nasdaq. However, even though we are no longer a “controlled company,” we will continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies during a one-year transition period from the date of the April 2021 Sale. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—As a result of the April 2021 Sale, we are no longer a “controlled company” within the meaning of the listing rules of Nasdaq. However, even though we are no longer a “controlled company,” we will continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies during a one-year transition period.”
Concurrent Share Repurchase
Subject to the completion of the offering, we intend to concurrently repurchase from the underwriters 4,500,000 of the aggregate 18,645,602 shares of our common stock that are the subject of the offering. The price per share to be paid by us will equal the price at which the underwriters will purchase the shares from the selling stockholders in the offering. We refer to this transaction as the “concurrent share repurchase.” At a purchase price of $43.519375 per share, the aggregate share repurchase price would be approximately $200 million. The closing of the concurrent share repurchase is conditioned on the closing of the offering and therefore there can be no assurance that the concurrent share repurchase will be completed. The offering is not conditioned upon the completion of the concurrent share repurchase.
The concurrent share repurchase was approved by our board of directors and its audit committee. We intend to fund the concurrent share repurchase with cash on hand. Any shares of our common stock that we repurchase in the concurrent share repurchase will be pursuant to our recently announced $500 million share repurchase program and will be retired.
The description of, and the other information in this prospectus regarding, the concurrent share repurchase are included in this prospectus for informational purposes only. Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the concurrent share repurchase.
Risks Related to Our Business and this Offering
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” included elsewhere in this prospectus and “Risk Factors” in our Annual Report incorporated by reference herein before making a decision to invest in our common stock. If any of these risks actually occurs, our business, results of operations and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:
•	overall decline in the health of the economy and consumer discretionary spending;
•	our ability to predict or effectively react to changes in consumer tastes and preferences, to acquire and sell brand name merchandise at competitive prices, and/or to manage our inventory balances;
•	the impact of COVID-19 on our business and financial results;
•	intense competition in the sporting goods and outdoor recreation retail industries;
•	our ability to safeguard sensitive or confidential data relating to us and our customers, team members and vendors;
•	risks associated with our reliance on internationally manufactured merchandise;
•	our ability to comply with laws and regulations affecting our business, including those relating to the sale, manufacture and import of consumer products;
•	claims, demands and lawsuits to which we are, and may in the future, be subject and the risk that our insurance or indemnities coverage may not be sufficient;
•	our ability to operate, update or implement our information technology systems;
•	risks associated with disruptions in our supply chain and losses of merchandise purchasing incentives;
•	harm to our reputation;
•	our substantial indebtedness; and
•
our qualification for exemptions from certain corporate governance requirements during the one-year transition period after our loss of “controlled company” status within the meaning of Nasdaq listing rules upon completion of the April 2021 Sale.

Our Corporate Information
Our common stock began trading on Nasdaq under the symbol “ASO” on October 2, 2020 and we consummated the IPO on October 6, 2020.
Our principal offices are located at 1800 North Mason Road, Katy, Texas 77449. Our telephone number is (281) 646-5200. We maintain a website at academy.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering
Common stock offered by the selling stockholders
18,645,602 shares.
Common stock outstanding
92,883,540 shares (as of July 31, 2021).
Common stock outstanding after the offering and the concurrent share repurchase
88,383,540 shares.
Use of proceeds
We will not receive any proceeds from the sale of shares being sold in this offering. The selling stockholders will receive all of the net proceeds and bear all commissions and discounts, if any, from the sale of our common stock pursuant to this prospectus. See “Use of Proceeds” and “Principal and Selling Stockholders.”
The selling stockholders will bear the underwriting commissions and discounts, if any, attributable to their sale of our common stock, and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and one counsel for the selling stockholders and our independent registered public accountants.
Concurrent share repurchase
Subject to the completion of the offering, we intend to concurrently repurchase from the underwriters 4,500,000 of the aggregate 18,645,602 shares of our common stock that are the subject of the offering. The price per share to be paid by us will equal the price at which the underwriters will purchase the shares from the selling stockholders in the offering. The offering is not conditioned upon the completion of the share repurchase. See “—Concurrent Share Repurchase.”
Conflicts of Interest
The KKR Stockholders beneficially own in excess of 10% of our issued and outstanding common stock and will be selling stockholders in this offering and, as such, will receive in excess of 5% of the net proceeds of the offering. Because KKR Capital Markets LLC, an affiliate of the KKR Stockholders, is an underwriter in this offering, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121, or Rule 5121, of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering, because a bona fide public market exists in the shares, as that term is defined in Rule 5121. See “Principal and Selling Stockholders” and “Underwriting (Conflicts of Interest).”
Dividend policy
We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, legal, tax, regulatory and contractual restrictions, including restrictions in the agreements governing our indebtedness, and other factors that our board of directors may deem relevant. See “Dividend Policy.”
Risk factors
Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in shares of our common stock.
Material U.S. federal income and estate tax consequences to non-U.S. holders
For a discussion of certain U.S. federal income and estate tax consequences that may be relevant to non-U.S. stockholders, see “Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders.”
Nasdaq trading symbol
“ASO.”
Throughout this prospectus, the number of shares of common stock to be outstanding after giving effect to this offering and the concurrent share repurchase is based on 92,883,540 shares of our common stock outstanding as of July 31, 2021 (i) reflects the retirement of 4,500,000 shares of our common stock in the concurrent share repurchase and (ii) and excludes as of July 31, 2021:
•	4,689,376 shares of common stock issuable upon exercise of outstanding options, all of which were vested with a weighted-average exercise price of $15.20 per share, granted under the 2011 Equity Plan;
•
1,046,473 shares of common stock issuable upon exercise of outstanding options, (i) 23,956 of which were vested, with a weighted-average exercise price of $26.99, (ii) 1,022,517 of which were not vested, with a weighted average price of $25.00 per share, (iii) 374,338 shares of common stock issuable upon settlement of outstanding restricted stock units, none of which were vested, and (iv) 3,725,110 shares of common stock reserved for future issuance, in each case, granted under our new 2020 Omnibus Incentive Plan, or the 2020 Equity Plan; and

•	1,964,614 shares of common stock reserved for future issuance under our new 2020 Employee Stock Purchase Plan, or the ESPP.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
Set forth below is our summary historical consolidated financial and other data as of the dates and for the periods indicated. The summary historical financial data as of January 30, 2021 and February 1, 2020 and for 2020, 2019 and 2018 has been derived from our audited consolidated financial statements and related notes thereto incorporated by reference in this prospectus. The summary historical financial data as of February 2, 2019 has been derived from our consolidated financial statements and related notes thereto not included or incorporated by reference in this prospectus. The summary historical financial data as of July 31, 2021 and for the twenty-six weeks ended July 31, 2021 and August 1, 2020 has been derived from our unaudited condensed consolidated financial statements and related notes thereto incorporated by reference in this prospectus. The unaudited historical consolidated financial statements were prepared on a basis consistent with our audited historical consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. The results of operations for any period are not necessarily indicative of our future financial condition or results of operations.
You should read the following summary financial and other data below together with the information under “Capitalization” in this prospectus, as well as the sections entitled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes in our Annual Report incorporated by reference herein.
	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 30, 2021	February 1, 2020	February 2, 2019	July 31, 2021	August 1, 2020
Period length (In thousands)	52 weeks	52 weeks	52 weeks	26 weeks	26 weeks
Statement of Income Data:
Net sales	$5,689,233	$4,829,897	$4,783,893	$3,371,863	$2,742,721
Costs of goods sold	3,955,188	3,398,743	3,415,941	2,165,666	1,948,275
Gross margin	1,734,045	1,431,154	1,367,952	1,206,197	794,446
Selling, general and administrative expenses	1,313,647	1,251,733	1,239,002	712,565	596,636
Operating income	420,398	179,421	128,950	493,632	197,810
Interest expense, net	86,514	101,307	108,652	26,706	48,088
(Gain) loss on early retirement of debt, net(1)	(3,582)	(42,265)	—	2,239	(7,831)
Other (income), net	(1,654)	(2,481)	(3,095)	(1,132)	(1,621)
Income before income taxes	339,120	122,860	23,393	465,819	159,174
Income tax expense	30,356	2,817	1,951	97,513	1,518
Net income	$308,764	$120,043	$21,442	$368,306	$157,656

	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 30, 2021	February 1, 2020	February 2, 2019	July 31, 2021	August 1, 2020
Period length (In thousands, except store data and per share data)	52 weeks	52 weeks	52 weeks	26 weeks	26 weeks
Balance Sheet Data (end of period):
Cash and cash equivalents	$377,604	$149,385	$75,691	$553,825	$884,029
Merchandise inventories, net	990,034	1,099,749	1,134,156	1,115,020	899,086
Total assets(2)	4,384,482	4,331,321	3,238,957	4,634,027	4,842,848
Total equity	1,111,983	988,219	857,039	1,447,618	1,149,096

Cash Flow Data:
Net cash provided by operating activities	$1,011,597	$263,669	$198,481	$405,674	$773,621
Net cash used in investing activities	(33,144)	(66,783)	(99,027)	(33,767)	(13,850)
Net cash provided by (used in) financing activities	(750,234)	(123,192)	(54,808)	(195,686)	(25,127)
Capital expenditures	(41,269)	62,818	107,905	(33,767)	(13,850)

Store Data (unaudited):
Comparable sales increase (decrease)	16.1%	(0.7)%	(2.5)%	22.8%	15.9%
Number of stores at end of period	259	259	253	259	259

Other Financial Data (unaudited):
Adjusted EBITDA(3)	$607,023	$322,814	$300,259	$595,409	$282,902
Adjusted Net Income(3)	384,536	101,469	55,405	407,081	179,106
Adjusted Free Cash Flow(3)	978,453	196,886	99,454	371,907	759,771
(1)
In first half 2020 and in 2019, we repurchased principal on our 2015 Term Loan Facility, which was trading at a discount and recognized a gain, net of the write-off of related deferred loan costs. In first half 2020, we repurchased a total of $23.9 million of principal in open market transactions for an aggregate price of $16.0 million and recognized a related net gain of $7.8 million. In 2019, we repurchased a total of $147.7 million of principal in open market transactions for an aggregate purchase price of $104.6 million and recognized a related net gain of $42.3 million. In connection with the Refinancing Transaction, we repaid in full outstanding borrowings under our 2015 Term Loan Facility, in the amount of $1,431.4 million and recognized a non-cash loss on early retirement of debt of $4.2 million from the write-off of deferred loan costs and expenses related to the original issuance discount associated with our 2015 Term Loan Facility. In first half of 2021, we recognized a non-cash loss on early retirement of debt of $2.2 million from the write-off of deferred loan costs and expense related to the original issuance discount associated with our Term Loan Facility.

(2)
Effective February 3, 2019, we adopted the New Lease Standard, which requires that lessees recognize assets and liabilities arising from operating leases on the balance sheet. Adoption of the new standard resulted in $1.2 billion in right-of-use assets and a combined $1.2 billion between current lease liabilities and long-term lease liabilities included on the balance sheet as of February 3, 2019.

(3)
We define Adjusted EBITDA as net income before interest expense, net, income tax expense and depreciation, amortization and impairment, further adjusted to exclude consulting fees, Adviser monitoring fees, stock based compensation expense, gain on early extinguishment of debt, net, severance and executive transition costs, costs related to the COVID-19 pandemic, inventory write-down adjustments associated with strategic merchandising initiative, payroll taxes associated with the 2021 Vesting Event and other adjustments. We describe these adjustments reconciling net income to Adjusted EBITDA in the applicable table below. We define Adjusted Net Income as net income, plus consulting fees, Adviser monitoring fees, stock based compensation expense, gain on early extinguishment of debt, net, severance and executive transition costs, costs related to the COVID-19 pandemic, inventory write-down adjustments associated with strategic merchandising initiative, payroll taxes associated with the 2021 Vesting Event and other adjustments, less the tax effect of these adjustments. We describe these adjustments reconciling net income to Adjusted Net Income in the applicable table below. We define Adjusted Free Cash Flow as net cash provided by (used in) operating activities less net cash used in investing activities. We describe these adjustments reconciling net cash provided by operating activities to Adjusted Free Cash Flow in the applicable table below.

Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe Adjusted EBITDA and Adjusted Net Income assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA and Adjusted Net Income are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management believes Adjusted Free Cash Flow is a useful measure of liquidity and an additional basis for assessing our ability to generate cash. Management uses Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures.

Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow are not recognized terms under GAAP and should not be considered as an alternative to net income as a measure of financial performance or net cash provided by operating activities as a measure of liquidity, or any other performance measures derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Adjusted EBITDA, Adjusted Net Income should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. In evaluating Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on our GAAP results in addition to using Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow supplementally.
Our Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	Adjusted EBITDA and Adjusted Net Income do not reflect costs or cash outlays for capital expenditures or contractual commitments;
•	Adjusted EBITDA and Adjusted Net Income do not reflect changes in, or cash requirements for, our working capital needs;
•
Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, and Adjusted Free Cash Flow does not reflect the cash requirements necessary to service principal payments on our debt;

•	Adjusted EBITDA does not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;
•	Adjusted EBITDA and Adjusted Net Income do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted Free Cash Flow do not reflect cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Because of these limitations, Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness.
The following tables provide reconciliations of net income to Adjusted EBITDA and Adjusted Net Income for the periods presented:
	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 30, 2021	February 1, 2020	February 2, 2019	July 31, 2021	August 1, 2020
(In thousands)
Net income	$308,764	$120,043	$21,442	$368,306	$157,656
Interest expense, net	86,514	101,307	108,652	26,706	48,088
Income tax expense	30,356	2,817	1,951	97,513	1,518
Depreciation, amortization and impairment	105,481	117,254	134,190	51,308	54,151
Consulting fees(a)	285	3,601	949	—	92
Adviser monitoring fee(b)	14,793	3,636	3,522	—	1,840
Equity compensation(c)	31,617	7,881	4,633	33,205	3,690
(Gain) loss on early extinguishment of debt, net	(3,582)	(42,265)	—	2,239	(7,831)
Severance and executive transition costs(d)	6,571	1,429	4,350	—	4,137
Costs related to the COVID-19 pandemic(e)	17,632	—	—	—	17,632
Inventory write-down adjustments associated with strategic merchandising initiative(f)	—	—	18,225	—	—
Payroll taxes associated with the 2021 Vesting Event	—	—	—	15,418	—
Other(g)	8,592	7,111	2,345	714	1,929
Adjusted EBITDA	$607,023	$322,814	$300,259	$595,409	$282,902

	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 30, 2021	February 1, 2020	February 2, 2019	July 31, 2021	August 1, 2020
(In thousands, except per share data)
Net income	$308,764	$120,043	$21,442	$368,306	$157,656
Consulting fees(a)	285	3,601	949	—	92
Adviser monitoring fee(b)	14,793	3,636	3,522	—	1,840
Equity compensation(c)	31,617	7,881	4,633	33,205	3,690
(Gain) loss on early extinguishment of debt, net	(3,582)	(42,265)	—	2,239	(7,831)
Severance and executive transition costs(d)	6,571	1,429	4,350	—	4,137
Costs related to the COVID-19 pandemic(e)	17,632	—	—	—	17,632
Inventory write-down adjustments associated with strategic merchandising initiative(f)	—	—	18,225	—	—
Payroll taxes associated with the 2021 Vesting Event	—	—	—	15,418	—
Other(g)	8,592	7,111	2,345	714	1,929
Tax effects of these adjustments(h)	(136)	33	(61)	(12,801)	(39)
Adjusted Net Income	$384,536	$101,469	$55,405	$407,081	$179,106
(a)	Represents outside consulting fees associated with our strategic cost savings and business optimization initiatives.
(b)
Represents our contractual payments under our Monitoring Agreement. See Note 13 to our audited consolidated financial statements in our Annual Report incorporated by reference herein and Note 12 to the financial statements included in our Q2 Quarterly Report incorporated by reference herein.

(c)
Represents non-cash charges related to equity based compensation, which vary from period to period depending on certain factors such as the 2021 Vesting Event (see Note 1 to the financial statements included in our Q2 Quarterly Report incorporated by reference herein), timing and valuation of awards, achievement of performance targets and equity award forfeitures.

(d)	Represents severance costs associated with executive leadership changes and enterprise-wide organizational changes.
(e)
Represents costs incurred during the first half of 2020 as a result of the COVID-19 pandemic, including temporary wage premiums, additional sick time, costs of additional cleaning supplies and third party cleaning services for the stores, corporate office and distribution centers, accelerated freight costs associated with shifting our inventory purchase earlier in the year to maintain stock and legal fees associated with consulting in local jurisdictions. These costs were no longer added back beginning in the third quarter of 2020.

(f)	Represents inventory write-down adjustments in connection with our new merchandising strategy adopted as part of our strategic transformation, including exiting certain categories of products.
(g)
Other adjustments include (representing deductions or additions to Adjusted EBITDA and Adjusted Net Income, as applicable) amounts that management believes are not representative of our operating performance, including investment income, installation costs for energy savings associated with our profitability initiatives, legal fees associated with a distribution to members of New Academy Holding Company, LLC and our 2020 Equity Plan, store exit costs and other costs associated with strategic cost savings and business optimization initiatives.

(h)
For the twenty-six weeks ended July 31, 2021, this represents the tax effect of the total adjustments made to arrive at Adjusted Net Income at the estimated effective tax rate for the fiscal year ended January 31, 2022. For periods on or before January 30, 2021, this represents the tax effect of the total adjustments made to arrive at Adjusted Net Income at our historical tax rate.

The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow for the periods presented:
	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 30, 2021	February 1, 2020	February 2, 2019	July 31, 2021	August 1, 2020
(In thousands)
Net cash provided by operating activities	$1,011,597	$263,669	$198,481	$405,674	$773,621
Net cash used in investing activities	(33,144)	(66,783)	(99,027)	(33,767)	(13,850)
Adjusted Free Cash Flow	$978,453	$196,886	$99,454	$371,907	$759,771

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the information contained in our Annual Report, including under “Risk Factors,” together with the other information contained or incorporated by reference in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition may be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Related to this Offering and Ownership of Our Common Stock
As a result of the April 2021 Sale, we are no longer a “controlled company” within the meaning of the listing rules of Nasdaq. However, even though we are no longer a “controlled company,” we will continue to qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies during a one-year transition period.
After completion of the April 2021 Sale, KKR Stockholders ceased to control a majority of the voting power of our common stock. As a result, we are no longer a “controlled company” within the meaning of the corporate governance standards of Nasdaq and we will be required to comply with certain corporate governance requirements within one year or less of the completion of the April 2021 Sale, including the requirements that:
•	a majority of our board of directors consist of “independent directors” as defined under the listing rules of Nasdaq;
•	our director nominees be selected, or recommended for our board of directors’ selection by a nominating/governance committee comprised solely of independent directors; and
•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.
Currently, we do not have a majority of independent directors and our compensation committee and nominating and governance committee do not consist entirely of independent directors. Accordingly, until we satisfy these requirements during this one-year transition period, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.
In connection with our IPO, we also entered into a stockholders’ agreement with the KKR Stockholders which granted the KKR Stockholders the right to nominate to our board of directors a certain number of designees depending upon their percentage ownership of our common stock, as well as special governance rights for as long as the KKR Stockholders and their affiliates collectively maintained ownership of at least 25% of our outstanding common stock, including rights of approval over certain corporate and other transactions such as mergers or other transactions involving a change in control and certain rights regarding the appointment of our chief executive officer. In connection with this offering, it is anticipated that all such rights granted to the KKR Stockholders will be terminated.
Our stock price may be highly volatile or may decline regardless of our operating performance, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.
The trading price of our common stock may be highly volatile and may be adversely affected due to a number of factors, most of which we cannot control, including those listed elsewhere under this “Risk Factors” section, and the following:
•	results of operations that vary from the expectations of securities analysts and investors;
•	results of operations that vary from those of our competitors;
•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
•	changes in economic conditions for companies in our industry;
•	changes in market valuations of, or earnings and other announcements by, companies in our industry;
•	declines in the market prices of stocks generally, particularly those of sporting goods and outdoor recreation retail companies;

•	additions or departures of key management personnel;
•	strategic actions by us or our competitors;
•
announcements by us, our competitors our suppliers of significant contracts, price reductions, new products or technologies, acquisitions, dispositions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in preference of our customers and our market share;
•	changes in general economic or market conditions or trends in our industry or the economy as a whole;
•	changes in business or regulatory conditions;
•	future sales of our common stock or other securities;
•	investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;
•	changes in the way we are perceived in the marketplace, including due to negative publicity or campaigns on social media to boycott certain of our products, our business or our industry;
•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;
•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;
•	announcements relating to litigation or governmental investigations;
•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
•	the development and sustainability of an active trading market for our common stock;
•	changes in accounting principles; and
•
other events or factors, including those resulting from informational technology system failures and disruptions, epidemics, pandemics, natural disasters, war, acts of terrorism, civil unrest or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation against various issuers. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation, which may adversely affect the market price of our common stock.
You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.
After this offering, we will have approximately 211,616,460 shares of common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock, options and other equity awards relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under our 2011 Equity Plan, our 2020 Equity Plan, and our ESPP. Any common stock that we issue, including under our 2011 Equity Plan, 2020 Equity Plan, ESPP or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements, our indenture and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Dividend Policy.” As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.
Academy Sports and Outdoors, Inc. is a holding company and depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.
Our operations are conducted through our wholly owned subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings of, and the receipt of funds from, our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the agreements governing our indebtedness may restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our existing stockholders, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, or if our operating results do not meet their expectations, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.
These provisions provide for, among other things:
•	a classified board of directors, as a result of which our board of directors is divided into three classes, with each class serving for staggered three-year terms;
•	the ability of our board of directors to issue one or more series of preferred stock without stockholder approval;
•	advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;
•	certain limitations on convening special stockholder meetings;
•	the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors; and
•	that certain provisions may be amended only by the affirmative vote of at least 66 2/3% of shares of common stock entitled to vote generally in the election of directors.
These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”
Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue 50 million shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.
Our amended and restated certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and the federal district courts will be the exclusive forum for Securities Act claims, which could limit our stockholders’ ability to bring a suit in a different judicial forum than they may otherwise choose for disputes with us or our directors, officers, team members or stockholders.
Our amended and restated certificate of incorporation provides, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, which already provides that such claims must be bought exclusively in the federal courts. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the Securities Act. While the Delaware Supreme Court has

upheld the validity of similar provisions under the DGCL, there is uncertainty as to whether a court in another state would enforce such a forum selection provision. Our exclusive forum provision does not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders are not be deemed to have waived our compliance with these laws, rules and regulations.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other team members or stockholders. Alternatively, if a court were to find the choice of forum provision contained in our amended restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial conditions.

FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary” and “Risk Factors,” and the documents incorporated by reference herein and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable,” the negative version of these words or similar terms and phrases to identify forward-looking statements in this prospectus and the documents incorporated by reference herein.
The forward-looking statements contained, or incorporated by reference, in this prospectus are based on management’s current expectations and are not guarantees of future performance. The forward-looking statements are subject to various risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors” in this prospectus and “Risk Factors” in our Annual Report incorporated by reference herein, including the following:
•	overall decline in the health of the economy and consumer discretionary spending;
•	our ability to predict or effectively react to changes in consumer tastes and preferences, to acquire and sell brand name merchandise at competitive prices and/or to manage our inventory balances;
•	the impact of COVID-19 on our business and financial results;
•	intense competition in the sporting goods and outdoor recreation retail industries;
•	our ability to safeguard sensitive or confidential data relating to us and our customers, team members and vendors;
•	risks associated with our reliance on internationally manufactured merchandise;
•	our ability to comply with laws and regulations affecting our business, including those relating to the sale, manufacture and import of consumer products;
•	claims, demands and lawsuits to which we are, and may in the future, be subject and the risk that our insurance or indemnities coverage may not be sufficient;
•	our ability to operate, update or implement our information technology systems;
•	risks associated with disruptions in our supply chain and losses of merchandise purchasing incentives;
•	harm to our reputation;
•	any failure of our third-party vendors of outsourced business services and solutions;
•	our ability to successfully continue our store growth plans or manage our growth effectively, or any failure of our new stores to generate sales and/or achieve profitability;
•	risks associated with our e-commerce business;
•	risks related to our owned brand merchandise;
•	any disruption in the operation of our distribution centers;
•	quarterly and seasonal fluctuations in our operating results;
•	the occurrence of severe weather events, catastrophic health events, natural or man-made disasters, social and political conditions or civil unrest;

•	our ability to protect our intellectual property and avoid the infringement of third-party intellectual property rights;
•	our dependence on our ability to meet our labor needs;
•	the geographic concentration of our stores;
•	fluctuations in merchandise (including raw materials) costs and availability;
•	our ability to successfully pursue strategic acquisitions and integrate acquired businesses;
•	payment-related risks;
•	our ability to retain key executives;
•	the effectiveness of our marketing and advertising programs;
•	our substantial indebtedness;
•	this offering; and
•	ownership of our common stock.
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included, or incorporated by reference, in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.
Any forward-looking statement made by us in this prospectus or the documents incorporated by reference herein speaks only as of the date of this prospectus or in the documents incorporated by reference herein, as applicable, and are expressly qualified in their entirety by the cautionary statements included, or incorporated by reference, in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS
The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered pursuant to this prospectus. We will not receive any proceeds from the sale of shares being sold in this offering. The selling stockholders will bear the underwriting commissions and discounts, if any, attributable to their sale of our common stock, and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and one counsel for the selling stockholders and our independent registered public accountants. See “Principal and Selling Stockholders.”

DIVIDEND POLICY
We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements, the indenture governing the 2027 Notes and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. Academy Sports and Outdoors, Inc. is a holding company and its operations are conducted through its wholly owned subsidiaries. In the event that we do pay a dividend, we intend to cause our operating subsidiaries to make distributions to us in an amount sufficient to cover such dividend. Our operating subsidiary, Academy, Ltd. and its subsidiaries are currently subject to certain restrictions and covenants under the indenture governing the 2027 Notes and the credit agreements governing the ABL Facility and the Term Loan Facility, including limits on amounts of leverage, interest charges and capital expenditures. These restrictions and covenants may restrict the ability of those entities to make distributions to Academy Sports and Outdoors, Inc. See Note 4 to our audited consolidated financial statements in our Annual Report incorporated by reference herein. Any additional financing arrangement we enter into in the future may include restrictive covenants that limit our subsidiaries’ ability to pay dividends to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

SELLING STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our common stock by the selling stockholders, the number of shares of our common stock offered hereby by the selling stockholders and information with respect to shares to be beneficially owned by the selling stockholders after completion of this offering and the concurrent share repurchase.
The number of shares of common stock outstanding and percentages of beneficial ownership provided in the table below are based on the beneficial ownership as of July 31, 2021 and are based on 92,883,540 shares of our common stock, par value $0.01 per share, outstanding as of July 31, 2021 and, when indicated, give effect to the repurchase by us of 4,500,000 shares of our common stock in the concurrent share repurchase. As of July 31, 2021, we had 30 holders of record of our common stock.
Beneficial ownership is determined in accordance with the rules of the SEC. In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to exchange or conversion rights that are exercisable within 60 days of the date of this prospectus.
To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Prior to the Offering and the Concurrent Share Repurchase		Shares to be Sold in this Offering	Shares Beneficially Owned After the Offering and the Concurrent Share Repurchase
Name of Beneficial Owner	Number	Percentage of Total Common Stock	Number	Number	Percentage of Total Common Stock
Selling Stockholders:
KKR Stockholders(1)	18,645,602	20.1%	18,645,602	—	—
(1)
(x) KKR 2006 Allstar Blocker L.P. holds 3,361,282 shares of our common stock; (y) Allstar Co-Invest Blocker L.P. holds 6,670,127 shares of our common stock; and (z) Allstar LLC holds 8,614,193 shares of our common stock.

Each of KKR 2006 Fund (Allstar) L.P. (as the managing member of Allstar LLC); KKR Associates 2006 AIV L.P. (as the general partner of KKR 2006 Fund (Allstar) L.P.); Allstar Co-Invest GP LLC (as the general partner of Allstar Co-Invest Blocker L.P.); KKR 2006 AIV GP LLC (as the general partner of each of KKR Associates 2006 AIV L.P. and KKR 2006 Allstar Blocker L.P. and as the sole member of Allstar Co-Invest GP LLC); KKR Group Partnership L.P. (as the sole member of KKR 2006 AIV GP LLC); KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.); KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.); and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. The principal business address of each of the entities and persons identified in this footnote, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, NY, 10001. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each as in effect as of the date of this prospectus, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of 300 million shares of common stock, par value $0.01 per share, and 50 million shares of preferred stock.
Common Stock
Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock vote to elect our directors by a plurality of the votes cast. On all other matters other than those specified in our amended and restated certificate of incorporation and amended and restated by-laws, where a 66 2⁄3% vote of the then outstanding shares of our common stock is required, the affirmative vote of a majority in voting power of shares present at a meeting of the holders of our common stock is required.
Holders of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive our remaining assets available for distribution.
Holders of shares of our common stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.
Preferred Stock
We do not currently have any preferred stock outstanding. However, our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by Nasdaq, the authorized shares of preferred stock are available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:
1)	the designation of the series;
2)
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

3)	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
4)	the dates at which dividends, if any, will be payable;
5)	the redemption rights and price or prices, if any, for shares of the series;
6)	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
7)	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
8)
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

9)	restrictions on the issuance of shares of the same series or of any other class or series; and
10)	the voting rights, if any, of the holders of the series.
We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.
Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions or employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation provides that our board of directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
Business Combinations
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation provides that any of KKR Stockholders and their affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws provides that directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to KKR Stockholders under the stockholders agreement, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all our directors.
Special Stockholder Meetings
Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Requirements for Advance Notification of Director Nominations and Stockholder Proposals
Our amended and restated bylaws establishes advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder has to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specifies requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allows the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These notice requirements do not apply to KKR Stockholders and their affiliates for as long as the stockholders agreement remains in effect. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent.
Supermajority Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. Any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation provides that the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:
•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;
•	the provisions providing for a classified board of directors (the election and term of our directors);
•	the provisions regarding resignation and removal of directors;
•	the provisions regarding competition and corporate opportunities;
•	the provisions regarding entering into business combinations with interested stockholders;
•	the provisions regarding stockholder action by written consent;
•	the provisions regarding calling special meetings of stockholders;
•	the provisions regarding filling vacancies on our board of directors and newly created directorships;
•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.
The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements makes it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These supermajority provisions may have the effect of deterring hostile takeovers, delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These supermajority provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These supermajority provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The supermajority provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such supermajority provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such supermajority provisions may also have the effect of preventing changes in management.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum
Our amended and restated certificate of incorporation provides, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the Company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, which already provides that such claims must be brought exclusively in the federal courts. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the Securities Act. While the Delaware Supreme Court has upheld the validity of similar provisions under the DGCL, there is uncertainty as to whether a court in another state would enforce such a forum selection provision. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, any of KKR Stockholders or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any of KKR Stockholders or any of their affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
Our amended and restated bylaws provides that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We have entered into indemnification agreements with our directors, which agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.
Listing
Our common stock is listed on Nasdaq under the symbol “ASO.”

SHARES ELIGIBLE FOR FUTURE SALE
Sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price of our common stock to decline.”
Of the outstanding shares, following this offering, approximately 77,348,123 shares will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including our existing stockholders), may be sold only in compliance with the limitations described below.
Following this offering, based on our outstanding shares of common stock as of July 31, 2021, the remaining outstanding approximately 11,035,417 shares of common stock held by our existing stockholders, representing approximately 12.5% of the total outstanding shares of our common stock, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described below.
Rule 144
In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:
•	1% of the number of shares of our common stock then outstanding, which will equal approximately 883,835 shares immediately after this offering; or
•	the average reported weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement on form S-1 for the IPO are entitled to sell such shares 90 days after the effective date of the registration statement on form S-1 for the

IPO in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.
Registration Statements on Form S-8
We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2011 Equity Plan, our 2020 Equity Plan and the ESPP. Such Form S-8 registration statements automatically became effective upon filing. Accordingly, shares registered under such registration statement are available for sale in the open market. The initial registration statement on Form S-8 covered 15,983,311 shares of our common stock.

MATERIAL U.S. FEDERAL INCOME AND ESTATE
TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.
A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:
•	an individual citizen or resident of the United States;
•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and the Treasury Regulations promulgated thereunder, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot assure you that such a change in law will not alter significantly the tax considerations we describe in this summary. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, financial institution, insurance company, tax-exempt organization, trader, broker or dealer in securities “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.
Distributions
As discussed above under “Dividend Policy,” we do not currently anticipate paying cash dividends on shares of our common stock in the foreseeable future. If we make distributions of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, but not below zero. To the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted basis in our common stock, the excess will be treated as described below under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or
•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.
A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale under regular graduated U.S. federal income tax rates. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to the branch profits at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. holder described in the second bullet point immediately above will be subject to a tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses.
We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.
Federal Estate Tax
Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of distributions paid to such holder and the tax withheld with respect to such distributions, regardless of whether withholding was required. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)
Under the terms and subject to the conditions contained in an underwriting agreement, dated September 14, 2021, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, and the underwriters have agreed to purchase from the selling stockholders, the following respective numbers of shares of common stock which includes 4,500,000 shares of our common stock that we intend to repurchase from the underwriters in the concurrent share repurchase:
Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	7,085,329
KKR Capital Markets LLC	7,085,329
J.P. Morgan Securities LLC	2,237,472
BofA Securities, Inc.	2,237,472
Total	18,645,602
Subject to the completion of the offering, we intend to concurrently repurchase from the underwriters 4,500,000 of the aggregate 18,645,602 shares of our common stock that are the subject of the offering. The price per share to be paid by us will equal the price at which the underwriters will purchase the shares from the selling stockholders in the offering. The closing of the concurrent share repurchase is conditioned on the closing of the offering and therefore, there can be no assurance that the concurrent share repurchase will be completed. The offering is not conditioned upon the completion of the concurrent share repurchase. See “Summary—Concurrent Share Repurchase.”
The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters propose to offer the shares of common stock that are not subject to the concurrent share repurchase initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $0.6712500 per share. After the public offering, the representatives may change the public offering price and concession.
The following table shows the public offering price, underwriting discounts and commissions and proceeds to the selling stockholders.
	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to the selling stockholders
Per Share	$44.75	$1.230625	$43.519375
Total	$834,390,689.50	$22,945,743.96	$811,444,945.54
(1)	The public offering price for the shares offered to the public was $44.75 per share. The price for the shares we intend to repurchase from the underwriters was $43.519375 per share.
(2)
The underwriting discount for the shares offered to the public was $1.230625 per share. No underwriting discount or commissions will be paid to the underwriters with respect to the shares we intend to repurchase.

The expenses of the offering, not including the underwriting discounts and commissions for which the selling stockholders are responsible, are estimated at $0.7 million and are payable by us. We have also agreed to reimburse the underwriters for up to $35,000 of expenses related to the review of this offering by FINRA. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.
Our common stock is listed on Nasdaq, under the symbol “ASO.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The underwriters would close out any short position by purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.
•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

•
In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
Conflicts of Interest
The KKR Stockholders beneficially own in excess of 10% of our issued and outstanding common stock and will be selling stockholders in this offering and, as such, will receive in excess of 5% of the net proceeds of this offering. Because KKR Capital Markets LLC, an affiliate of the KKR Stockholders, is an underwriter in this offering, KKR Capital Markets LLC is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering, because a bona fide public market exists in the shares, as that term is defined in FINRA Rule 5121. KKR Capital Markets LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area, each a Member State, no securities have been offered or will be offered to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
Each of the underwriters severally represents, warrants and agrees as follows:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21 of the FSMA does not apply to us; and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.
Notice to Prospective Investors in Canada
The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in Hong Kong
The securities may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the depositary securities may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:
(i)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA,
(ii)	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or
(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:
(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Notice to Prospective Investors in Australia
This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Cth) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Cth), in either case, in relation to the securities. The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Cth). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Cth) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.
This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Cth) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Cth). By submitting an application for the securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Cth). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the securities shall be deemed to be made to such recipient and no applications for such securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the securities you undertake to us that, for a period of twelve months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.
EXPERTS
The consolidated financial statements of Academy Sports and Outdoors, Inc. and subsidiaries incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2021, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained, or incorporated by reference, in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.
We are subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are available to the public on, or accessible through, our website (www.academy.com) under the heading “Investor Relations.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

INCORPORATION BY REFERENCE
The rules of the SEC allow us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):
•
our Annual Report on Form 10-K for the fiscal year ended January 30, 2021, filed on April 7, 2021 (including information specifically incorporated by reference into such Annual Report on Form 10-K from our Proxy Statement for our 2021 Annual Meeting of Stockholders filed on April 23, 2021);

•	our Quarterly Report on Form 10-Q for the quarter ended May 1, 2021, filed on June 8, 2021;
•	our Quarterly Report on Form 10-Q for the quarter ended July 31, 2021, filed on September 9, 2021; and
•	our Current Reports on Form 8-K filed on February 1, 2021, March 4, 2021, May 10, 2021, May 25, 2021, June 7, 2021, August 5, 2021 and September 9, 2021 (only with respect to Item 8.01).
If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.
We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus. You should direct requests for those documents to Academy Sports and Outdoors, Inc., 1800 North Mason Road, Katy, Texas 77449; Attention: Corporate Secretary (telephone: 281-646-5200).
Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.